Filed pursuant to Rule 433
Registration Number 333-132201

Offering Summary
(Related to the Pricing Supplement Subject to Completion, Dated January 4, 2007)

Toyota Motor Credit Corporation

100% Principal-Protected Notes Linked to a Basket of Commodities Due 2010
Medium-Term Notes, Series B

Toyota Motor Credit Corporation (“TMCC”) has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement (File No. 333-132201) and the other documents TMCC has filed with the SEC for more complete information about TMCC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus, the prospectus supplement and the preliminary pricing supplement by calling Wachovia toll-free at 888-215-4145.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Wachovia Securities

January 4, 2007

Principal-Protected Notes Linked to
a Basket of Commodities Due 2010

This Offering Summary represents a summary of the terms and conditions of the Notes.

HOW THE NOTES WORK

     The 100% Principal-Protected Notes Linked to a Basket of Commodities Due 2010 (the “Notes”) are hybrid investments that combine characteristics of commodity and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held to Maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at Maturity and, as specified in greater detail below, is based on the percentage change over the term of the Notes of an equally weighted basket of the following seven commodities: West Texas Intermediate light sweet crude oil (“WTI crude oil”) (Bloomberg symbol CL1), natural gas (Bloomberg symbol NG1), gold (Bloomberg symbol GOLDLNPM), aluminum (Bloomberg symbol LOAHDY), copper (Bloomberg symbol LOCADY), corn (Bloomberg symbol C 1) and wheat (Bloomberg symbol W 1) (each a “Component Commodity,” and collectively, the “Component Commodities”). This type of investment allows investors to participate in the appreciation potential of the Component Commodities without risking their initial investment. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to Maturity.

     The Notes are commodity linked securities issued by TMCC that have a maturity of approximately three and a half years. At Maturity, you will receive, for each Note you then hold, an amount in cash equal to the sum of the Principal Amount of the Notes plus a Return Amount, which will be determined as follows: If the Basket Return, which represents the percentage change, if any, of an equally weighted basket of the Component Commodities (the “Basket”) from the Pricing Date to the Valuation Date, is not positive, there will be no Return Amount. If the Basket Return is positive, the Return Amount will be equal to the Principal Amount multiplied by •% (the “Participation Rate”) (such percentage to be greater than 100% and to be determined on the Pricing Date) of the Basket Return. Because the Notes are principal protected, the payment you receive at Maturity will not be less than 100% of the Principal Amount you hold in the Notes, even though the amount payable to you at Maturity is dependent on the Basket Return.

     These Notes may be an appropriate investment for the following types of investors:

  Investors looking for exposure to commodity investments on a principal-protected basis but who are willing to forego current income.

  Investors expecting an appreciation of the cash price of the Component Commodities at a rate better than a fixed income instrument of comparable rating and term during the next three and a half years.

  Investors who seek to add a commodity linked investment to their portfolio for diversification purposes.

     These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to Maturity.

     The Notes are a series of unsecured senior debt securities issued by TMCC. The Notes will rank equally with all other unsecured and unsubordinated debt of TMCC.

     Capitalized terms used in this Offering Summary are defined in “Preliminary Terms” on the following page.

PRELIMINARY TERMS

Issuer:	Toyota Motor Credit Corporation (“TMCC”)

Rating of the Issuer’s Senior Debt:	Aaa (Stable Outlook) /AAA (Stable Outlook) (Moody’s/S&P)

Principal Protection: Ranking:

100% if held on the Stated Maturity Date

The Notes will be unsecured general obligations of TMCC and will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding

Security:	100% Principal-Protected Notes Linked to a Basket of Commodities Due 2010

Pricing Date:	January , 2007

Issue Date: Valuation Date:

Five business days after the Pricing Date

With respect to a Component Commodity, the date that is ten Business Days prior to the Stated Maturity Date, unless such day is not a trading day, in which case the Valuation Date will be postponed until the next trading day; provided that in no event will the Valuation Date be postponed by more than 10 Business Days. If the Valuation Date is postponed, then the Maturity Date of the Notes will be postponed by an equal number of trading days.

Stated Maturity Date: Basket:

Approximately three and a half years after the Issue Date

Equally weighted basket of the following seven commodities: WTI crude oil, natural gas, gold, aluminum, copper, corn and wheat. For weighting purposes, a barrel of WTI crude oil, an MMBtu of natural gas, a troy ounce of gold, a ton of aluminum, a ton of copper, a bushel of corn and a bushel of wheat are weighted equally in the Basket.

Interest: Issue Price: Payment at Maturity:	None on a current basis 100.0% of the Principal Amount For each $1,000 note, $1,000 plus a Return Amount, if any

Return Amount:	The Principal Amount multiplied by •% (such percentage to be greater than 100% and to be determined on the Pricing Date) of the Basket Return; provided that the Return Amount may not be negative

Basket Return:

Initial Price:

The initial price of a Component Commodity is the U.S. dollar closing price per applicable unit of such Component Commodity on the relevant exchange or market on the Pricing Date as quoted on Bloomberg Financial Products (“Bloomberg”)

Final Price:

The final price of a Component Commodity is the U.S. dollar closing price per applicable unit of such Component Commodity on the relevant exchange or market on the Valuation Date as quoted on Bloomberg

Closing Price:

The closing price of WTI crude oil is the U.S. dollar closing price per barrel of WTI crude oil on the New York Mercantile Exchange (“NYMEX”) of the first nearby futures contract.

The closing price of natural gas is the U.S. dollar closing price per MMBtu of natural gas on the NYMEX of the Henry Hub Natural Gas futures contract in respect of the first nearby month.

The closing price of gold is the afternoon U.S. dollar fixing price per troy ounce of unallocated gold bullion for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery.

The closing price of aluminum is the U.S. dollar closing cash price per ton of high grade primary aluminum on the London Metals Exchange (the “LME”).

The closing price of copper is the U.S. dollar closing cash price per ton of copper – Grade A on the LME.

The closing price of corn is the U.S. dollar closing price per bushel of #2 Yellow Corn on the Chicago Board of Trade (the “CBOT”) of the first nearby futures contract.

The closing price of wheat is the U.S. dollar closing price per bushel of #2 Hard Red Winter Wheat on the CBOT of the first nearby futures contract.

Denominations: Calculation Agent:	Minimum denominations and increments of US$1,000 Wachovia Bank, National Association

BENEFITS OF THE NOTES

Appreciation Potential

     The Return Amount payable at Maturity is based on the percentage change of the Basket from the Pricing Date to the Valuation Date, enabling you to participate in the potential increase in the value of the Basket during the term of the Notes without directly investing in the Component Commodities comprising the Basket.

Capital Preservation

     On the Stated Maturity Date, TMCC will pay you at least $1,000 per each $1,000 in Principal Amount of the Notes you then hold regardless of the performance of the Basket.

Relative Stability

     The Notes may be a less volatile investment than a direct investment in the Component Commodities comprising the Basket because the Notes provide principal protection at Maturity regardless of the performance of the Basket.

KEY RISK FACTORS FOR THE NOTES

The Notes May Not Pay More Than the Principal Amount at Maturity, and the Principal Amount is Protected Only If a Holder Holds Its Notes to Maturity

     If the Basket Return is not positive over the term of the Notes, TMCC will pay only $1,000 for each $1,000 in Principal Amount of Notes held at Maturity.

     A holder of the Notes will receive at least the Principal Amount of the Notes if it holds the Notes to Maturity, subject to the ability of TMCC to pay its obligations. If a holder sells its Notes in the secondary market prior to Maturity, it will not receive principal protection on the portion of the Notes sold.

Many Interrelated Factors Affect the Trading of the Notes and the Effect of Any One Factor May Offset or Magnify the Effect of Another

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the prices of the Component Commodities. The following factors, among other factors, may affect the trading value of the notes:

  the prices of the Component Commodities

  changes in the levels of interest rates

  changes in the volatility of the Component Commodities

  the time remaining to the Stated Maturity Date of the Notes and the decrease in the “time premium” associated with the Notes changes in the credit ratings of TMCC

  changes in correlation among the prices of the Component Commodities

The Basket Is Not Diversified and May Be Subject to Greater Volatility Than a Broadly Diversified Basket, Which May Adversely Affect the Market Price of the Notes

     Because the Notes are linked to the Basket which reflects the strike price on futures contracts and settlement prices on seven different exchange-traded physical commodities, the Basket will be less diversified than other funds or investment portfolios that invest in a broad range of commodities and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of commodities.

Secondary Market, if Any, May Not be Liquid

     The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Wachovia Capital Markets, LLC currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

Resale Value of the Notes May Be Lower Than Your Initial Investment

     Due to, among other things, changes in the prices of the Component Commodities, interest rates and TMCC’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to Maturity.

TMCC Credit Risk

     The Notes are subject to the credit risk of TMCC for all payments due on the Notes.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

     For U.S. federal income tax purposes, the Notes will be treated as “contingent payment debt instruments.” As a result, regardless of your method of accounting, you generally will be required to recognize interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payments with respect to the Notes until Maturity. Generally, gain recognized on a sale or exchange of a Note (including at Maturity) will be treated as ordinary income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the Notes, with the balance treated as capital loss. Losses may be subject to certain limitations and special reporting requirements. Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

BASKET

     The Basket is an equally weighted basket of the following seven commodities: WTI crude oil, natural gas, gold, aluminum, copper, corn and wheat. For weighting purposes, a barrel of WTI crude oil, an MMBtu of natural gas, a troy ounce of gold, a ton of aluminum, a ton of copper, a bushel of corn and a bushel of wheat are weighted equally in the Basket.

Historical Final Prices of the Component Commodities

     The Basket was created solely for purposes of the offering of the Notes and will be used solely to determine the Basket Return and related Return Amount for the Notes. The Basket Return does not reflect all markets for the Component Commodities. Closing prices of the Component Commodities have fluctuated in the past and may, in the future, experience significant fluctuations. TMCC cannot make any assurance that the future market prices of the Component Commodities will result in holders of the Notes receiving a payment at Maturity greater than the Principal Amount of their Notes on the Stated Maturity Date. TMCC does not make any representation to holders of the Notes as to the performance of the Basket or the Component Commodities.

     The following tables set forth the high, low and quarter-end closing prices of the Component Commodities for each quarter from January 1, 2002 through December 31, 2006, as quoted on Bloomberg. On January 2, 2007, the closing prices of WTI crude oil, natural gas, gold, aluminum, copper, corn and wheat were $61.05, $6.299, $639.75, $2,830.00, $6,201.00, $390.25 and $501.00, respectively. Past movements of the Component Commodities are not indicative of future closing prices. TMCC has not independently verified the closing prices set forth in the tables below. The actual prices of the Component Commodities at or near the Valuation Date may bear little relation to the historical prices shown below.

Quarterly High, Low and Quarter-End Closing Price of WTI Crude Oil (USD/barrel)

	High	Low	Quarter-End

2002
Quarter
First	$26.31	$17.97	$26.31
Second	29.36	23.47	26.86
Third	30.77	26.07	30.45
Fourth	32.72	25.19	31.20

2003
Quarter
First	37.83	26.91	31.04
Second	32.36	25.24	30.19
Third	32.39	26.96	29.20
Fourth	33.71	28.47	32.52

2004
Quarter
First	38.18	32.48	35.76
Second	42.33	34.27	37.05
Third	49.90	38.39	49.64
Fourth	55.17	40.71	43.45

2005
Quarter
First	56.72	42.12	55.40
Second	60.54	46.80	56.50
Third	69.81	56.72	66.24
Fourth	65.47	56.14	61.05

2006
Quarter
First	68.35	57.65	66.63
Second	75.17	66.23	73.93
Third	77.03	60.46	62.91
Fourth	63.72	55.81	61.05

Quarterly High, Low and Quarter-End Closing Price of Natural Gas (USD/MMBtu)

	High	Low	Quarter-End

2002
Quarter
First	$3.472	$1.908	$3.283
Second	3.855	3.057	3.245
Third	4.138	2.660	4.138
Fourth	5.341	3.724	4.789

2003
Quarter
First	9.577	4.935	5.060
Second	6.521	4.919	5.411
Third	5.520	4.430	4.830
Fourth	7.221	4.459	6.189

2004
Quarter
First	7.287	5.077	5.933
Second	6.705	5.509	6.155
Third	6.911	4.570	6.795
Fourth	8.752	6.149	6.149

2005
Quarter
First	7.653	5.790	7.653
Second	7.749	6.123	6.981
Third	14.196	7.171	13.921
Fourth	15.378	11.022	11.225
2006
Quarter
First	10.630	6.547	7.210
Second	8.192	5.887	6.104
Third	8.211	4.201	5.620
Fourth	8.871	5.620	6.299

Quarterly High, Low and Quarter-End Closing Price of Gold (USD/troy ounce)

	High	Low	Quarter-End

2002
Quarter
First	$304.30	$277.75	$301.40
Second	327.05	297.75	318.50
Third	326.30	302.25	323.70
Fourth	349.30	310.75	347.20

2003
Quarter
First	382.10	329.45	334.85
Second	371.40	319.90	346.00
Third	390.70	342.50	388.00
Fourth	416.25	370.25	416.25

2004
Quarter
First	425.50	390.50	423.70
Second	427.25	375.00	395.80
Third	415.65	387.30	415.65
Fourth	454.20	411.25	435.60

2005
Quarter
First	443.70	411.10	427.50
Second	440.55	414.45	437.10
Third	473.25	418.35	473.25
Fourth	536.50	456.50	513.00

2006
Quarter
First	584.00	524.75	582.00
Second	725.00	567.00	613.50
Third	663.25	573.60	599.25
Fourth	648.75	560.75	632.00

Quarterly High, Low and Quarter-End Closing Price of Aluminum (USD/ton)

	High	Low	Quarter-End

2002
Quarter
First	$1,438.00	$1,313.00	$1,386.00
Second	1,398.00	1,318.00	1,364.50
Third	1,370.00	1,279.00	1,280.50
Fourth	1,399.00	1,275.50	1,344.50

2003
Quarter
First	1,459.00	1,340.50	1,350.00
Second	1,440.50	1,314.50	1,389.00
Third	1,505.00	1,378.00	1,407.50
Fourth	1,582.00	1,415.00	1,592.50

2004
Quarter
First	1,754.00	1,578.50	1,688.50
Second	1,826.00	1,575.00	1,698.50
Third	1,823.00	1,647.00	1,823.00
Fourth	1,964.00	1,748.00	1,964.00

2005
Quarter
First	2,031.50	1,809.00	1,973.00
Second	1,991.00	1,694.00	1,716.00
Third	1,909.00	1,675.00	1,857.00
Fourth	2,289.00	1,831.00	2,285.00

2006
Quarter
First	2,634.00	2,267.00	2,512.50
Second	3,275.00	2,397.50	2,550.50
Third	2,614.00	2,367.50	2,572.00
Fourth	2,886.00	2,480.00	2,850.00

Quarterly High, Low and Quarter-End Closing Price of Copper (USD/ton)

	High	Low	Quarter-End

2002
Quarter
First	$1,650.50	$1,421.00	$1,623.00
Second	1,689.50	1,551.00	1,654.00
Third	1,667.50	1,434.50	1,434.50
Fourth	1,649.50	1,429.00	1,536.00

2003
Quarter
First	1,728.00	1,536.00	1,587.50
Second	1,711.50	1,564.00	1,644.00
Third	1,824.50	1,638.00	1,794.00
Fourth	2,293.00	1,790.50	2,321.00

2004
Quarter
First	3,105.50	2,337.00	3,067.50
Second	3,170.00	2,554.00	2,664.50
Third	3,140.00	2,700.00	3,140.00
Fourth	3,287.00	2,835.00	3,279.50

2005
Quarter
First	3,424.50	3,072.00	3,408.00
Second	3,670.00	3,113.00	3,597.00
Third	3,978.00	3,444.00	3,949.00
Fourth	4,650.00	3,905.00	4,584.50

2006
Quarter
First	5,527.50	4,537.00	5,527.50
Second	8,788.00	5,561.00	7,501.00
Third	8,233.00	7,230.00	7,601.00
Fourth	7,740.00	6,290.00	6,290.00

Quarterly High, Low and Quarter-End Closing Price of Corn (USD/bushel)

	High	Low	Quarter-End

2002
Quarter
First	$214.75	$198.75	$202.50
Second	226.00	192.50	225.50
Third	281.00	214.25	251.50
Fourth	260.00	232.00	235.75

2003
Quarter
First	245.25	227.75	236.50
Second	256.00	228.50	228.50
Third	242.50	205.50	220.25
Fourth	254.75	213.75	246.00

2004
Quarter
First	320.00	250.00	320.00
Second	330.50	257.50	257.50
Third	257.50	205.25	205.50
Fourth	207.50	191.50	204.75

2005
Quarter
First	228.50	194.75	213.00
Second	235.50	195.25	212.25
Third	260.00	195.00	205.50
Fourth	216.25	186.25	215.75

2006
Quarter
First	236.00	205.00	236.00
Second	263.00	223.00	235.50
Third	264.25	219.00	262.50
Fourth	390.25	264.00	390.25

Quarterly High, Low and Quarter-End Closing Price of Wheat (USD/bushel)

	High	Low	Quarter-End

2002
Quarter
First	$308.25	$267.25	$285.00
Second	307.00	256.00	307.00
Third	416.00	313.00	396.50
Fourth	415.75	325.00	325.00

2003
Quarter
First	337.00	279.25	286.75
Second	338.75	275.50	301.75
Third	383.50	298.25	360.25
Fourth	405.75	325.50	377.00

2004
Quarter
First	422.75	355.00	408.00
Second	416.50	337.50	338.00
Third	341.00	299.50	306.75
Fourth	322.25	283.50	307.50

2005
Quarter
First	368.00	287.75	331.00
Second	339.50	296.50	321.50
Third	352.25	301.50	346.25
Fourth	348.75	293.00	339.25

2006
Quarter
First	376.00	322.50	347.75
Second	426.25	342.00	371.50
Third	445.50	359.75	443.00
Fourth	542.50	439.50	501.00

     The following graphs set forth the daily closing cash prices of the Component Commodities from January 2002 through December 2006. The historical closing cash prices of the Component Commodities should not be taken as an indication of future closing cash prices or the value of the Notes. TMCC obtained the closing cash prices used to compile the graph from Bloomberg, without independent verification.

EXAMPLES OF HYPOTHETICAL PAYMENT AT MATURITY

     The table below presents examples of the Payment at Maturity of the Notes on a hypothetical investment of $1,000 in Principal Amount of the Notes under various scenarios based on various hypothetical Final Prices for each Component Commodity. The table is based on the following assumptions:

  Principal Amount: $1,000

  Initial Price of each Component Commodity on the Pricing Date:
WTI Crude Oil:	$61.05
Natural Gas:	$6.299
Gold:	$639.750
Aluminum:	$2,830.00
Copper:	$6,201.00
Corn:	$390.25
Wheat:	$501.00
  The Notes are purchased at their initial sale to the public and held to Maturity.

  Participation Rate: 110%

  Payment at Maturity will be at least $1,000 per $1,000 in Principal Amount of the Notes.

     The following table is for purposes of illustration only and would provide different results if different assumptions were applied. The actual Payment at Maturity will depend on the actual Initial Price and Final Price of each Component Commodity as well as the actual Participation Rate.

Hypothetical Final Price
							Hypothetical Basket Return	110 % of Hypothetical Basket Return	Hypothetical Return Amount (per $1,000 Notes)
WTI Crude Oil	Natural Gas	Gold	Aluminum	Copper	Corn	Wheat

$48.84	$5.039	$511.80	$2,264.00	$4,960.80	$312.20	$400.80	(20.0%)	(22.0%)	$0.00
67.16	5.669	767.70	3,396.00	8,061.30	195.13	501.00	0.0	0.0	0.00
73.26	5.039	831.68	3,254.50	8,061.30	292.69	651.30	10.0	11.0	110.00
70.21	8.504	799.69	3,254.50	8,371.35	448.79	676.35	25.0	27.5	275.00
48.84	9.449	959.63	4,245.00	9,301.50	585.38	751.50	40.0	44.0	440.00

     The actual prices of the Component Commodities on the Pricing Date and the Valuation Date may bear little relation to the hypothetical prices shown above.

UNITED STATES FEDERAL INCOME TAXATION

     The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the preliminary pricing supplement related to this offering called “United States Federal Income Taxation.” Under this treatment, a U.S. taxable investor will generally be subject to annual income tax based on the comparable yield (as defined in the pricing supplement) even though there will be no payments on the Notes prior to Maturity. In addition, any gain recognized by U.S. taxable investors on the sale or exchange of the Notes (including a redemption of the Notes at Maturity) generally will be treated as ordinary income. Please read carefully the section of the preliminary pricing supplement related to this offering called “United States Federal Income Taxation.”

     Non-U.S. investors should read the section of the preliminary pricing supplement related to this offering called “United States Federal Income Taxation—Tax Consequences to Non-U.S. Holders.”

     Holders are urged to consult with their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

CREDIT RATINGS

     As of January 1, 2007, the ratings and outlook established by Moody’s Investment Service, Inc. and Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., for TMCC’s senior debt were “Aaa” and “Outlook Stable,” and “AAA” and “Outlook Stable,” respectively. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization (“NRSRO”). Real or anticipated changes in the credit ratings will generally affect the market value of your Notes. The credit ratings, however, do not reflect the potential impact of risks related to structure, market or other factors discussed above on the value of your Notes. Each NRSRO may have different criteria for evaluating risk, and therefore ratings should be evaluated independently for each NRSRO.

ADDITIONAL CONSIDERATIONS

     If the closing cash price for any Component Commodity is not available on the relevant Bloomberg page specified in the preliminary pricing supplement related to this offering, or on any substitute page thereto, the Calculation Agent may determine the closing cash price for each such Component Commodity in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “ADDITIONAL TERMS OF THE NOTES” in the preliminary pricing supplement related to this offering for more information.

     Client accounts over which Wachovia Capital Markets, LLC or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Wachovia Capital Markets, LLC or its affiliates have investment discretion or act as fiduciary.